Exhibit 21.1

Subsidiaries of New 360

1.	International Video Conversion, Inc.

Note: As of May 14, 2007, New 360 does not have a subsidiary. International Video Conversion, Inc. will be contributed to New 360 by Point.360 immediately prior to the Acceptance Date pursuant to the Contribution Agreement.